                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of, May 2008

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X    Form 40-F
                                -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No  X
                               -----      -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                 EXHIBIT INDEX

Exhibit        Date                    Description of Exhibit
-------        ----                    ----------------------
   1      May 29, 2008      Considerations and Policies Regarding Minimum Stock
                            Trading Unit Reductions

   2      May 29, 2008      Notice on Distribution of Surplus

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         WACOAL HOLDINGS CORP.
                                         (Registrant)


                                         By: /s/ Masaya Wakabayashi
                                             -----------------------------------
                                             Masaya Wakabayashi
                                             General Manager, Corporate Planning

Date: May 29, 2008

                                   EXHIBIT 1

                                                                    May 29, 2008

To Whom It May Concern:

                                                           WACOAL HOLDINGS CORP.
                                                             Yoshikata Tsukamoto
                                           President and Representative Director
                                                             (Code Number: 3591)
                                           (Tokyo Stock Exchange, First Section)
                                      (Osaka Securities Exchange, First Section)
                                                   Inquiries: Masaya Wakabayashi
                                             General Manager, Corporate Planning
                                                       (Telephone: 075-682-1010)


  CONSIDERATIONS AND POLICIES REGARDING MINIMUM STOCK TRADING UNIT REDUCTIONS

1.   Considerations relating to Minimum Stock Trading Unit Reductions

We believe it is important to encourage investors to hold our stock on a long-term and stable basis and to expand our investor base. To achieve this, we recognize that decreasing our minimum stock trading unit is a useful measure to reach out to individual investors.

2.   Policies relating to Minimum Stock Trading Unit Reductions

We will consider decreasing our minimum stock trading unit with an emphasis on investor value, comprehensively taking into account various factors, such as stock market trends following the introduction of the electronic share certificate system, stock prices, demand and supply, and the costs and benefits of decreasing our minimum stock trading unit.

                                                                         - End -

                                   EXHIBIT 2

                                                                    May 29, 2008

To Whom It May Concern:

                                                           WACOAL HOLDINGS CORP.
                                                             Yoshikata Tsukamoto
                                           President and Representative Director
                                                             (Code Number: 3591)
                                           (Tokyo Stock Exchange, First Section)
                                      (Osaka Securities Exchange, First Section)
                                                   Inquiries: Masaya Wakabayashi
                                             General Manager, Corporate Planning
                                                       (Telephone: 075-682-1010)


                        NOTICE ON DISTRIBUTION OF SURPLUS

We hereby give notice that Wacoal Holdings Corp. has decided to make the following distribution of surplus with a record date of March 31, 2008 at a meeting of its board of directors held on May 29, 2008.

1.   Details of Dividend

                                               Latest Dividend        Dividend paid Last
                                                Anticipation                Year
                                             (Published on May 9,     (Year ended March
                        Determined Amount          2008)                    2007)
                        -----------------    --------------------     ------------------
Record date                March 31, 2008          March 31, 2008         March 31, 2007
Dividend per share              25.00 yen               25.00 yen              22.00 yen
Total dividend          3,584 million yen                      --      3,092 million yen
Effective date               June 4, 2008                      --           June 5, 2007
Dividend resource          Earned surplus                      --         Earned surplus

2.   Reasons

Our basic policy on profit distribution to shareholders is to make stable distributions taking our consolidated performance into account, while trying to improve the value of our business through active investment for improved profitability as well as to increase earnings per share.

The distribution for the year ended March 2008 will be 25 yen per share as initially scheduled.

                                                                         - End -

                                       1